MYMETICS LETTERHEAD
January 5, 2011
VIA EDGAR CORRESPONDENCE
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Mymetics Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 15, 2010 File No. 000-25132
Dear Mr. Rosenberg:
               We have received your correspondence dated December 10, 2010. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.
Item 1. Business, page 4
1.	We note your discussion throughout the Business section of various agreements with third parties and the agreements listed in the exhibit index to the filing. Please provide draft disclosure to be included in an amended Form 10-K clarifying which agreements are considered material to the company and to further describe all material terms of each, including the financial obligations of each party and the duration and termination provisions. As applicable, please disclose the total potential milestone payments to be made by either party under the agreements and the amount of any royalties to be paid within a ten percent range. To the extent any agreements not already discussed in the Business section of the filing are considered material to the company within the meaning of Item 601(b)(10) of Regulation S-K, please provide the requested information for these agreements as well.
          Response: We have amended Form 10-K to address this comment by describing the material terms of those agreements that we believe are material to our company.
Item 10. Directors, Executive Officers and Corporate Governance, page 30
2.	Please provide draft disclosure to be included in amended Form 10-K discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each

Jim B. Rosenberg
January 5, 2011

director should serve on the board of the company, as required by newly revised Item 401(e)(1) of Regulation S-K. Please note that the present disclosure of each individual’s business experience alone is not sufficient to comply with this requirement.
          Response: Our draft disclosure in response to Item 401(e)(1) of Regulation S-K is as follows (each of these qualifications to be followed by the business background of these individuals) which has been included in the amended Form 10-K: Jacques-Francois Martin has extensive vaccine industry experience to assist raising the Company’s credibility in the scientific community and to assist with introductions to strategic partners, including large pharmaceutical companies. Sylvain Fleury has extensive scientific experience in the vaccines that the Company is developing and in the delivery system of these vaccines to maximize the effectiveness of the vaccines. Christian Rochet has international finance and biotech industry experience to assist the Company with its financing efforts in Europe and the United States and strategic alliances with vaccine companies and French and Swiss educational and scientific institutions. Ernst Luebke has extensive international finance and biotech industry experience to assist the Company with its financing efforts and collaborations with commercial and public institutions in the vaccine field. Thomas Staehelin has international business experience, financial expertise through his role as a lawyer and board member of many companies conducting business on a global basis and knowledge of the Swiss legal system to assist the Company with its Swiss subsidiaries. Ernest Stern has extensive international business experience and contacts through his representation as a U.S. lawyer of many companies engaged in international business, knowledge of state and federal laws applicable to the Company and finance knowledge.
Item 11. Executive Compensation, page 33
3.	Please file as an exhibit the Consulting Agreement with Mr. Christian Rochet pursuant to which he is employed as Senior Advisor to the President of the company. In the alternative, please provide your analysis as to why this agreement is not required to be filed pursuant to Item 601(b)(1) of Regulation S-K.
          Response: We have filed the Consulting Agreement with Mr. Christian Rochet as an exhibit to our amended Form 10-K.
4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us the process you undertook to reach this conclusion and present your analysis supporting the conclusion that such disclosure was not necessary.
          Response: As a smaller reporting company we are not required to provide the disclosures required in Item 402(s) pursuant to Item 402(l).
Signatures, page 69
5.	Please amend your Form 10-K to include the signatures of a majority of the members of your board of directors, pursuant to General Instruction D(2)(a) of Form 10-K.

Jim B. Rosenberg
January 5, 2011

          Response: We have amended our Form 10-K to include a majority of the members of our board of directors as signatories.
Exhibits 31.1 and 31.2
6.	Regarding your Principal Executive Officer and Principal Financial Officer certifications included as Exhibits 31.1. and 31.2, please confirm that beginning with your December 31, 2010 Form 10-K and subsequent Forms 10-Q, you will conform the certification language to that in Item 601(b)(31) of Regulation S-K. Specifically, include the introductory language of paragraph 4 and add the language of paragraph 4 (b).
          Response: We will conform the certification language to that in Item 601(b)(31) of Regulation S-K beginning with our December 31, 2010 Form 10-K.
          In responding to your comment letter, Mymetics acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Akerman Senterfitt LLP, at (202) 824-1705. If you cannot reach him, please call me or our CFO, Ronald Kempers, at 011-41-21-653-4535.

Very truly yours,
/s/ Jacques-François Martin
Jacques-François Martin, President and CEO

cc: Ernest M. Stern, Esq.